
10010127

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of February 2010

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 2/9/2010
Form 6-K



By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1
Form 43-101 Technical Report on Summer 2009 Field Work, Corvet Est Project, Québec, CANADA
VIRGINIA MINES INC. GOLDCORP INC. 2010
Prepared by: Robert Oswald P. Geo. Geonordic Technical Services Inc.
8 paper copies.

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report on Summer 2009 Field Work
Corvet Est Project, Quebec

VIRGINIA MINES INC.
GOLDCORP INC.
January 2010

Prepared by:

Robert Oswald, P.Geo.
Project Geologist
Geonordic Technical Services Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES AND MAPS

TABLES

FIGURES

APPENDICES

MAPS (POCKET)

ITEM 3 SUMMARY

During the summer of 2009, Virginia and Goldcorp conducted grass-root exploration (geological reconnaissance, till sampling and trenching) on their Corvet Est property, James Bay, Quebec. The property covers 90 km of a volcano-sedimentary belt located at the contact between the La Grande and Opinaca subprovinces.

The property hosts two km-scale auriferous structures: 1- the Marco Zone is known over a 2-km strike length with a true width of 1.8 to 39.6 m. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with alternating units of highly deformed intermediate to felsic volcanic rocks; 2- the Contact Zone is located at the faulted contact between the volcano-sedimentary belt and migmatized paragneisses of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and also in highly deformed paragneiss. Gold values are spread over a 5-km strike along this structure and the width varies from <1 m to 4.7 m.

Of the 207 samples sent to the laboratory in 2009, 17 outcrop samples yielded grades above 100 ppb Au (<1680 ppb Au), whereas two boulder samples returned values above 100 ppb Au (<1980 ppb Au). As for base metals, only one sample yielded a significant Cu value, at 7.86%, but the mineralization is hosted in a pegmatite that does not appear to have sufficient lateral extent to be economic.

Using a small hydraulic shovel, we excavated four small trenches on the Eade-Till grid and on the main grid. We collected 69 channel samples that were assayed for gold and 31 elements; a few samples were also analyzed for major elements. No significant gold or base metal values were obtained from these samples. Trenching on the Eade-Till grid was not successful in locating the source of gold anomalies in till, and did not explain in a satisfactory manner the presence of the IP anomaly north of the drill hole. East of the Marco Zone on the main grid, the two new trenches uncovered Marco-type alteration with minor sulphides, in the same stratigraphic unit that hosts the Marco Zone. New major element analyses of three sections of drill core from hole CE-04-37, located east of the trenches, indicate that the dacite extends to Line 52E. Consequently, the dacitic unit has now been traced over at least 4 km, from Line 13E to Line 52E.

As a complement to the prospecting campaign and to continue the till survey, 43 till samples (15 kg) were taken in the western part of the property and south of Corvette Lake. They were located down-ice inside the volcano-sedimentary belt. Some samples were also taken in the Laguiche paragneisses. The gold grain counts obtained this year are generally low with an average of 2 gold grains per sample. The best result is 7 grains (CE-09-037) located south of Corvette Lake. Only one pristine gold grain (CE-09-038) was observed in the 43 samples. All the HMC taken from till samples were assayed for gold by ICP. The assays returned only one sample >0.500 ppm Au, at 0.514 ppm Au (CE-09-045).

Since the discovery of the Contact and Marco zones in 2003, we have performed numerous field campaigns using various exploration methods on the Corvet Est project. In recent years, despite sustained efforts, we have not been able to locate a new gold target that could refocus the project on a third zone. We do not recommend further reconnaissance work for the coming year; it would be preferable to review the entire project in a new light, to determine if there is something we have overlooked on a regional level, which could help reorient the project in another direction.

We do however recommend a drilling program on the Marco Zone (see Map 7, in pocket), in order to test the depth extension of the two ore shoots visible on the longitudinal section, to continue drill-testing along the extensions and between the two ore shoots, to fully assess the entire zone. During a field visit this past summer, we noticed that mineral lineations in the two ore shoots appear to converge toward a common point, indicating the possibility of a junction at depth. We also recommend one drill hole under the Matton showing to assess its potential, the Contact Zone, and the related IP anomaly.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Virginia Mines inc. has been involved in the mineral exploration on the Corvet Est property since 1997. In 2005, Goldcorp inc. (then Placer Dome) joined Virginia to explore the property. Virginia remains operator of the exploration work. Since the beginning, the exploration efforts have been focused on a 90-km stretch of a thin volcano-sedimentary belt and its faulted southern contact with the sediments of the Laguiche Group. Numerous gold showings have been discovered so far and Cu-Ag-Mo-(Au) occurrences were also encountered.

The main objectives of the 2009 summer exploration program were to: 1) extend the Marco Zone by prospecting and mechanical trenching, 2) explain some IP anomalies on the main grid by prospecting, 3) explain IP anomalies on the Eade-Till and Eade-5 grids by prospecting and mechanical trenching, 4) mapping and prospecting on the Eade 8 and Matton showings, and 5) discover additional gold occurrences in unexplored areas of the Corvet Est property.

This report provides the status of current technical geological information relevant to Virginia Mines's exploration program on the Corvet Est property in Quebec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The author Robert Oswald, professional geologist with a B.Sc. in Geology and Geonordic Technical Services project geologist, has been involved in fieldwork campaigns at Corvet Est in 2003, 2004, 2005, 2008 and 2009.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Corvet Est property is located on the James Bay territory in Quebec, Canada (Fig.1). The property is 380 km north of Chibougamau, 240 km east from Radisson and 50 km southwest of the LG-4 hydroelectric complex (NTS sheets 33G/07, 33G/08, 33H/04 and 33H/05). The Corvet Est campsite is located at latitude 53°19' North and longitude 73°57' West.

Corvet Est project is made up 601 claims on three main bloks stretching on 30 808.23 hectares (Fig.2). The claims are 50/50 joint venture between Virginia Mines Inc. and Goldcorp Inc., they are listed in Appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Corvet Est project is accessible by floatplane or helicopter from LG-4 located 50 km NE. Access to LG-4 is made by taking the James Bay Highway, via Matagami or Chibougamau, and then by the Transtaiga Road. This gravel road is open year-round, and leads to the Caniapiscau reservoir. There are two floatplane bases on Transtaiga Road: Cargair at Km 285, and Mirage Outfitter at

Km 358. The Corvet Est campsite is situated 48 km south of Cargair and 87 km southwest of Mirage. It is also possible to charter a plane to LG-4 airport (at Km 300, Transtaiga Rd).

The property has a moderate topography with elevations varying from 300 to 450 m. Around the campsite there are an exceptionally large number of outcrops, and overburden is thinner than on the rest of the property, where glacial overburden dominates. The irregular, low-density forest cover is composed of black spruce and jack pine. Forest fires have damaged nearly 50% of the acreage in the central part of the area, but untouched the eastern and western ends of the property. From November to May the ground is usually covered with snow, and lakes are frozen.

ITEM 8 HISTORY

8.1. Property ownership

The Corvet Est property was originally 100% owned by Virginia Mines Inc. From 2005 to 2008, Goldcorp Inc. had an option to earn a 50% interest in the property in return of CA$4 million in exploration expenditures and CA$90,000 in cash payments. Goldcorp fulfilled these requirements during the 2008 drilling campaign so the property is now 50/50 joint venture between Virginia and Goldcorp. Virginia is the operator of the project.

8.2. Previous work

The first activities carried out in the sector consisted of geological reconnaissance by the Geological Survey of Canada, scale 1:1,000,000 (Eade, 1966). Subsequently, the Ministère des Richesses naturelles Québec (Sharma, 1977a, b, 1978; Hocq, 1985) and the Geological Survey of Canada (Ciesielski, 1984) completed geological mapping campaigns in the vicinity, but outside, Corvet Est property.

In the seventies, exploration work consisted of uranium prospecting carried out by *Groupe minier SES* and the *Société de Développement de la Baie James* (Crevier, 1979; Otis, 1975; Larose, 1978, Gleeson, 1975). In the western area of the property, this work included lake-bottom geochemical sampling and follow up of anomalies generated thereby.

Virginia's prospectors found a zinc occurrence hosted by felsic blocky tuff in Corvet Est area in 1997. This discovery led to property acquisition, airborne Mag-EM survey and ground follow up. Due to negative results the property was let to lapse. The discovery of gold showings by the same Virginia's prospectors in the summer of 2002 has led to the restaking of a first 13-claim block on Corvet Est property.

Follow-up activities in 2003 (Oswald, 2004) delineated the auriferous Contact Zone on a strike length of 1.2 km and also led to the discovery of the Marco Zone. As a result 75 claims were added to the property. A 69 line km grid was cut and covered by magnetometric and IP surveys (Simoneau and Tsimbalanga, 2004).

From March to April 2004, a 21-hole diamond drilling campaign totalling 2,498.7 m was carried out on Contact and Marco zones (Oswald, 2004).

Four outcrops and eight core samples were submitted for petrography (Tremblay, 2004a, b). In the summer and fall of 2004, an extensive exploration program has been implemented on the Corvet Est property (Perry, 2005). The work consisted of basic prospecting, geological mapping, hand and mechanical trenching, channel sampling, line-cutting, geophysical surveying (magnetometric and induced polarization) and drilling (16 holes for 3,186 m).

In 2004, Virginia acquired the Lac Eade (now included in the Corvet Est property) property by taking 383 claims covering the volcano-sedimentary unit on both sides of the Corvet Est property. The same year Virginia conducted a geological reconnaissance and prospecting survey on Lac Eade (Chénard, 2005).

In May 2005, Virginia hired GPR inc. to fly a 2492 line km high-resolution heliborne MAG survey over Corvet Est property and to the west on a part of Lac Eade (Mouge et al., 2005).

In 2005, Virginia/Goldcorp performed a prospecting and drilling campaign on Corvet Est (Perry, 2006). Eight drill holes were added for a total of 1485 metres. Additional mapping and prospecting were made around the gold showings and on the underexplored outcropping area in order to complete the geological coverage. A limited till survey (24 samples) was carried out west of Corvette Lake.

In 2006, Virginia/Goldcorp conducted combined grass-root exploration, drilling and till survey on its Corvet Est property (Perry, 2007). Manual and mechanical trenches were dug on the Eade 1, Eade 5 and Eade 6 gold showings and on the western extension of a shallow-depth gold intersection from hole CE-05-43. Nine drill holes (2971 metres) were added in 2006. Seven drill holes targeted the Marco Zone and two remaining holes have tested the Contact and Echo zones. 204 tills samples were taken down-ice of the contact between the volcano-sedimentary belt and the Laguiche metasediments all over the property.

In 2007-2008, Virginia/Golcorp performed a 8482 m drilling campaign in two phases (Ouellette, 2008). The first phase was done from March to June 2007. 14 holes were drilled for a total of 4658 m. Two holes tested the Eade 5 Area and Eade-Till Area and the others tested the depth and lateral extensions of the Marco Zone. The second drilling phase occurred from February to April 2008. 7 drill holes were done for a total of 3824 m. All these holes targeted the depth and lateral extensions of the Marco Zone.

In the summer of 2008, Virginia/Golcorp activities mainly consisted of mapping and prospecting in the extensions of the main showings and areas with limited information (Oswald, 2009). The area south of Corvette Lake was also an important target. Additional mapping and prospecting was done all over the property by numerous north-south traverses across the volcano-sedimentary belt. A total of 1169 samples were taken during prospecting work and sent to the laboratory for gold and 31 other elements (scan ICP-EOS). As a complement to the prospecting campaign and to complete the 2006 till survey, 76 till samples (15 kg) were taken in the western part of the property.

Table 1. Summary of the main activities carried out in the sector under study.

Company	Year	Author	Work carried out
GSC	1966	Eade	Geological reconnaissance (1:1 000 000)
SDBJ	1975	Otis	Lake geochemistry
SDBJ	1975	Gleeson	Lake geochemistry
MRN	1977	Sharma	Geological mapping (1: 100 000)
SDBJ	1978	Larose	Lake geochemistry
SDBJ	1979	Crevier	Geological surveys and lake geochemistry
GSC	1984	Ciesielski	Geological mapping (1: 100 000)
MRN	1985	Hocq	Geological mapping (1:100 000)
MRN	1997	Gauthier et al.	Geological compilation, reconnaissance
SIAL	1998	St-Hilaire	Heliborne Mag-Em
Virginia	2003-04	Oswald	Prospection and drilling
Geosig	2004	Simoneau et al.	Geophysical surveys
IOS	2004	Tremblay	Petrography
Geosig	2004	Tsimbalanga	Geophysical surveys
Virginia	2004	Chénard	Geological reconnaissance
Virginia	2004	Perry	Prospection, trenching and drilling
GPR	2005	Mouge	Heliborne Mag survey
Virginia	2005	Perry	Prospection and drilling
Virginia	2006	Perry	Prospection, till survey, trenching and drilling
Virginia	2007-08	Ouellette	Drilling
Virginia	2008	Oswald	Mapping, prospecting, trenching and till survey

ITEM 9 GEOLOGICAL SETTING

The rocks of the region are of Archean Age and part of the Superior Province (Eade, 1966; Sharma, 1977). The property follows the contact between the La Grande and Opinaca subprovinces (Fig.3). A large portion of the property is occupied by a volcano-sedimentary sequence interpreted as a branch of the Guyer Lake greenstone belt. It is composed of meta-basalts inter-layered with felsic volcanic rocks and thin metasedimentary bands. This unit is in faulted contact to the south with the metasediments of the Laguiche Group. North of the volcano-sedimentary sequence is the tonalitic basement.

According to Gauthier et al. (1997), the contact between the Opinaca and La Grande subprovinces lies between the Laguiche sediments and the tonalitic basement or sometimes the Guyer Lake greenstone belt. Age determination revealed that the rocks are dated at 2811 Ma for the tonalite, 2749 Ma for the Guyer Belt and <2698 Ma for the Laguiche Group (Ciesielski,

1984). The orientation of the units varies from E-W west of Corvette Lake, to WNW at the center of the Corvet Est property and finally north-south at its eastern end. The units dip steeply towards the north or the east depending of the orientation. The metamorphic grade is amphibolite.

9.1. Tonalitic basement

The tonalitic basement is located in the northern part of the sector under investigation.

Tonalite I1D – In general the basement consists of tonalite, though its composition may vary slightly (granite, granodiorite, tonalite, monzonite and quartz monzonite). It is fine-grained, and its patina grey-white, sometimes pinkish. Where freshly broken the rock turns from salt and pepper to white-pink. The tonalitic phase shows a biotite content of 5 to 15% in a feldspar-quartz matrix. The granitic phases contain quartz (20 to 25%), feldspar (70 to 75%), and potassic feldspar (2 to 5%). Microcline (often in positive relief) and magnetite sometimes occur. In general this unit is foliated. Usually it is in contact with the volcano-sedimentary belt, and, though to a lesser extent, with the Laguiche sediments (south).

9.2. Volcano-sedimentary belt

The volcanic belt is generally mafic in composition and is amphibolitized. Along the belt, we observed a series of intrusions, and their compositions vary from felsic to ultramafic. Sediments often contain narrow iron formations.

West of Corvette Lake, the belt is mostly composed of sedimentary rocks with less than 5% volcanic rocks. Near the lake, we observed numerous felsic intrusions. The link between the western and eastern parts of the belt is located south of Corvette Lake in an area devoid of outcrop. There we have an information gap of 6 km.

The eastern part of the belt is mainly composed of mafic volcanics with few layers of sedimentary rocks. Marco gold Zone rocks are different with a thick sequence of mafic to felsic volcanics. The thickness of the volcano-sedimentary belt varies from 1 to 4.5 km.

Rocks observed on the property are:

Basaltic flow V3B - It is the dominant unit of the volcanic package. Color varies from dark grayish to blackish. It has a very fine grain size. The rock is chiefly composed of blackish amphiboles and to a lesser extent feldspar. Foliation is generally well developed. Primary textures like pillowed basalts and flow breccias are rarely preserved. Traces of fine disseminated pyrite are commonly found in that unit.

Wacke S3 - These sediments occur in the form of quartz-feldspar-biotite gneiss. They are similar to the Laguiche sediments, but are finer grained and contain little, if any, pegmatitic phases. The rock has a grayish beige patina that often has a rusty aspect due to the presence of micas. The sediments are usually fine-grained and equigranular, and at times have a granoblastic texture. We noted 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite.

Andesitic flow V2J - These units are chiefly located at the center the property. The patina varies from grey to whitish grey, and greenish grey to light grey where freshly broken. These units are fine-grained with about 70% plagioclase and 30% amphibole. Biotite, muscovite and garnet occur in many areas (from traces to 5%).

Intermediate flow and tuff V2/V2e,c,l – This unit is an important component of the belt in the area around the Marco Zone. The intermediate volcanic rocks are composed of feldspar and mafic minerals (up to 25%). The color is medium gray in patina and on fracture as well. Generally they have a porphyritic texture with 1-3 mm feldspar phenocrysts (up to 5%). Homogeneity is what differentiates them from ash and crystal tuffs; these show banding due to variations in composition. The lapilli and blocky tuffs have a polymict composition with micro-granular and intermediate felsic fragments containing feldspar phenocrysts.

Dacitic flow V1D - These flows are located mostly in the area around the Marco Zone. They have a grayish beige patina that turns medium grey where freshly broken. These rocks show a subconcoidal fracture and are very fine grained to aphanitic. They are composed of feldspar and 10-20% mafic minerals (biotite, amphibole) embedded in a micro-granular felsic matrix. Traces of garnet are also noted. They are foliated with a laminated aspect.

Rhyolitic flow V1B - The Rhyolite is associated with the dacitic unit principally in the Echo Zone. It is light grey on the altered surface and the same when freshly broken. It has a very thin alteration crust and a conchoidal (shell-like) fracture. It contains 20% quartz, 15% feldspar, less than 5% mafic mineral and 1% muscovite in a siliceous matrix.

Iron formations S9B - Iron formations belong to the silicate facies and oxide facies and are heavily corrugated. In general they contain sulphides, from traces to 2%, but with local concentration up to 30%. The thickness varies from 1 to 40 metres. They are usually tightly folded.

Felsic dyke I1 - Several small felsic dykes were noted during the mapping survey. In general they are thin (less than 1 m thick), whitish and fine-grained. They contain occasionally traces of pyrite and arsenopyrite. Only those injected at the contact between the belt and de Laguiche Group returned occasionally some gold grades.

Pegmatite I1G - Pegmatite occurrences in the volcano-sedimentary bands usually take the form of dykes of decimetric to hundred metre sizes. In general they are whitish, medium-grained, with well-developed feldspar crystals (65%), quartz crystals (25-30%), muscovite, tourmaline, and accessory garnet, biotite, beryl (<25cm) and apatite (mm). This unit is rarely affected by the deformation.

Gabbro I3A - The gabbro form concordant layers that seem co-genetic with the basalt. They are medium-grained and composed evenly of amphibole and plagioclase. The patina is dark gray that turn black when freshly broken. They are not magnetic, except for the gabbroic body located between the tonalitic intrusions near the center of the Corvet Est property.

Diabase (I3B) - Diabase are oddly observed. They are late stage non-distorted dyke that crosscut the others units. The rock is very fine-grained and magnetic. Its patina is orange-beige and bluish grey where freshly broken. They show an aphanitic chill margin at the contacts. Traces of pyrite are noted.

Ultramafic flows (V4) and intrusions (I4) - Ultramafic rocks are spotted in several places along the belt but are rarely followed for more than 100 m. The largest intrusion was found in the eastern part of the property, 30 km southeast of Corvette Lake. It shows a compositional zonation over a distance of some 20 metres: at the contact the composition consists of a gabbro that has an ophitic to subophitic texture; the next composition is a non-magnetic, tremolite-rich ultramafic rock, greenish in color; the following composition is magnetic ultramafic rock with a chocolate brown patina turning bluish black where freshly broken, with an elephant skin surface texture. This intrusion is at least 80 metres thick and is followed over a distance exceeding 250 metres. Farther to the southeast, a zoned intrusion, more or less oriented north south, is followed over 2 km. The composition varies from gabbroic to ultramafic.

Polygenic conglomerate (S4D) - Conglomerates occur principally in the western part of the property and 2 km west of Marco Zone. These are polygenic conglomerates that contain round-shaped fragments of tonalite, granite and, locally, amphibolite and leucogabbro.

9.3. Laguiche Group

The main unit that forms the Laguiche Group consists of feldspar-quartz-biotite paragneiss and migmatite. It is often intersected by pegmatites.

Feldspar-quartz-biotite paragneiss M4(M22) - This unit is found in the eastern area of the property, south and west of the volcano-sedimentary belt, where it occurs more frequently than the other units. The rock has a grayish-beige patina and a rusty aspect due to the presence of micas. This unit is usually fine-grained and equigranular, and sometimes has a saccharoidal texture. We noted 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite. The paragneiss contains up to 25% of felsic mobilisates (leucosome) that represent in-situ partial melting (migmatization).

Pegmatite I1G – This area shows omnipresence of pegmatite intrusions. They generally consist of whitish, well-developed, medium sized grains of feldspar (65%) and quartz (25-30%) crystals with muscovite, tourmaline and accessory garnet, biotite and apatite. The unit is not distorted and rarely mineralized.

ITEM 10 DEPOSIT TYPE

Two types of deposits were discovered on the property:

1) Auriferous deposit associated with deformation zones in volcanic rocks or associated sediments; and

2) Porphyry type Mo-Cu-(Au) mineralization.

ITEM 11 MINERALIZATION

This section briefly describes all the significant mineralized zones discovered on Corvet Est property since 2003 to 2008 (Map 1, in pocket).

11.1. Gold Mineralization - Marco Zone

The Marco Zone is associated with a significantly deformed and altered dacitic unit. It consists of less than 15% fine pyrite, pyrrhotite and disseminated arsenopyrite needles forming irregular layers. Mineralizations are parallel to the schistosity planes and are affected by dragfolds. The alteration paragenesis is composed of microcline, amphibole, garnet, tourmaline, and magnetite. However, the mineralized horizons are magnetite-free.

The deepest hole intersects the Marco Zone at a vertical depth of 550 m (CE-08-74: **1.07 g/t Au over 27.0 m**). The best gold interval obtained so far is from hole CE-05-44, on section 18+50E (**10.10 g/t Au over 5.2 m**). All the drill holes confirmed the continuity of the mineralized zone between 11+00E and 30+00E, thus extending the total length to 2 km.

11.2. Gold Mineralization - Echo Zone

The Echo Zone is located 150 m south of the Marco Zone. It is also associated with a dacitic unit, but with much less hydrothermal alteration. The mineralization, hardly abundant, is pyrite dominant. The best channel returned 2.57 g/t Au over 1.0 m.

11.3. Gold Mineralization - Contact Zone

The Contact Zone is associated with a deformation corridor at the contact between the basalts and the meta-sediments of the Laguiche Group. This regional fault runs across the entire property but the mineralized segment known to date is located east of Corvette Lake. The mineralization is composed of sulphides (5 to 15%: arsenopyrite, pyrrhotite and pyrite) disseminated or, to a lesser extent, in stringer. The highest-grade surface intersections were obtained in the western part of the Contact Zone: **6.74 g/t Au over 2 m** (TR-03-01) and **13.05 g/t Au over 1.35 m** (TR-03-03).

When affected by shear zone the metasediments of the Laguiche Group host m-thick pyritic horizon. Pyrite occurs in thin layers along biotite cleavages. The gold grade of the meta-sediments remains low. Most samples graded less than 50 ppb Au, and where values ranged between 100 and 350 ppb very few neared 1g/t. QFP dykes occur frequently in the deformation zone are sometimes mineralized in arsenopyrite and pyrrhotite (1-5%). The best intersections were **4.46 g/t Au over 0.4 m** (TR-CE-04-35). In drilling, the hole CE-04-14 has a wider intersect than usual: **11.82 g/t Au over 4.7 m** (Basalt + Laguiche Group).

11.4. Gold Mineralization – Eade 1

This showing is located at some 8 km west of Corvette Lake. Best channel sample is **1.40 g/t Au over 2.7 m**. The mineralized zone is composed of semi-massive to massive sulphides (pyrrhotite and pyrite) with graphite. It is located at the contact between basalts and andesites. The mineralization is linked to a Beep-Mat (electromagnetic) conductor that was followed over a distance exceeding 400 metres laterally.

11.5. Gold Mineralization – Eade 2

This showing is located 1.2 km south of the Eade-1 showing. Two grab samples taken 250 m apart returned grades of 2.95 and 1.15 g/t Au. Unfortunately the best channel sample grade only **0.13 g/t Au over 1.0 m**. Mineralized zones (often rusty) occur frequently. They are mostly composed of pyrite, arsenopyrite and pyrrhotite associated with sheared basalts.

11.6. Copper Mineralization – Eade 3

This copper showing graded 3.1% Cu. It is situated 950 m west of the Eade-2 showing, along the same hill slope. The showing is made up a quartz vein in a fractured and silicified paragneiss. A porphyritic dyke (quartz-feldspar porphyry) was also noted. The mineralization consists of chalcopyrite (5 to 10%). It also contains traces of pyrite, malachite and possible covellite.

11.7. Gold Mineralization – Eade 4

This showing is situated 35 km southeast of Corvette Lake. A grab sample from a felsic dyke returned 3.67 g/t Au. However the best channel sample returned only 25 ppb Au over 1.0 m. The sector shows a cluster of felsic dykes that develop in the basalt, near the contact with the Laguiche paragneiss. The dykes are 50 cm to 1 metre thick, and more or less parallel to the Laguiche/volcanics contact, which in that area is roughly oriented north south. We noted the presence of those felsic dykes along the contact, over a distance of nearly 600 m.

11.8. Gold Mineralization – Eade 5

This showing is located some 3.5 km south-south-east of Brune Lake. It is composed of three grab samples values of 3.33, 5.18 and 7.41 g/t Au taken over a distance of 100 m. They are located at the sheared contact between basalt and fine-grained sediment. The gold values have been obtained in both lithologies which contain disseminated pyrrhotite and pyrite, or arsenopyrite.

11.9. Gold Mineralization – Eade 6

This showing is located near the western limit of the property. It is bearing a single value of 11.45 g/t Au obtained in an iron formation with 3% arsenopyrite and pyrite. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

11.10. Mo-Cu-Ag-(Au) Porphyry Mineralization - Sao showing

The mineralization is located 3.4 km northeast of Marco Zone in an area of 0.7 km x 3 km, along the southwestern limit of a tonalitic intrusion. This tonalite is part of a multiphase intrusive mass, 4 km x 5 km, where the eastern part contains granite to granodiorite facies. The mineralization is associated with randomly oriented veins and fractures. The mineralization is composed of molybdenite (tr-15%), chalcopyrite (tr-3%), pyrite (tr-1%) and malachite (tr-2%). Traces of chalcocite and native copper occur locally. At the surface ferrimolybdenite occurs frequently. The best channel intersection is **1.06% Mo, 0.24% Cu, 23.5 g/t Ag and 72 ppb Au over 1 m** (Trench TR-CE-04-46).

11.11. Gold Mineralization – Eade 7 (2008)

Located 400 m southwest of Eade 6 in an iron formation, this showing is bearing a single value of 1.1 g/t (#179981) with 3% of pyrrhotite, pyrite and arsenopyrite in traces. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

11.12. Gold Mineralization – Eade 8 (2008)

The Eade 8, located 15.4 km west of Corvette Lake, is a 2-m-thick shear zone in a silicified wacke with several quartz veinlets. Mineralization is composed of 5% disseminated arsenopyrite. An assay returned 1.47 g/t Au (#144771). North of the shear zone, we found a metric iron formation (1-2 m) without any significant gold grade.

11.13. Gold Mineralization – Eade 9 (2008)

The Eade 9 showing is located 4.5 kilometres west of Corvette Lake. It is a folded iron formation less than 1 metre thick. One sampled graded 1.10 g/t (#242363) and the other eleven (11) grab samples gave 17 to 324 ppb Au.

11.14. Gold Mineralization – Eade 10 (2008)

The Eade 10 is located 750 metres southeast of Eade 9. It is an altered sediment located at the base of a 10 metres cliff. The best grab sample graded 0.93 g/t Au (#181435). Mineralization is not visible because the zone is too altered (2x3 m).

11.15. Gold Mineralization – Matton (2009)

This showing was discovered in 2004 by Guillaume Matton (geologist). It is located 2.3 km southeast of the Marco Zone in an intermediate volcanic rock. Best results in 2008 are two grab samples with 2.02 (#179950) and 3.70 (#179873) g/t Au taken 40 m apart. In 2009, a channel sample on the main discovery outcrop returned 745 ppb Au / 4.5 m including 1.49 g/t Au / 2.0 m. Mineralization is composed of less than 8% pyrrhotite, 5% pyrite and 2% arsenopyrite. The mineralization was observed over a thickness of 4.5 metres but it is difficult to follow on other outcrops.

ITEM 12 EXPLORATION WORK

The exploration work described in this report was conducted between July 25 and August 24, 2009. The members of Geonordic Technical Services and Virginia Mines who participated in the exploration activities were: Leonard Coon (Helper), Louis Grenier (Geologist), Marie-Pierre Hamelin (Student Technician), Alexandre Martel (Student Technician), Robert Oswald (Project Geologist), Adam Racicot (Technician), Isabelle Roy (Geologist), Pascal Simard (Junior Geological Engineer) and Eva Roy Vigneault (Technician).

12.1. Mapping and prospecting

In the summer of 2009, we performed mapping and Beep-Mat prospecting. We initially started our field campaign from a temporary camp (July 26 to August 3) located in the western part of the project, on the south shore of the Corvette River, then continued from the main camp. We were mobilized in the field using a helicopter from the main camp. Our fieldwork enabled us to cover more than 60 km strike length along the volcano-sedimentary belt. We focused our attention on the following target areas: the Eade-5 grid, the Eade-Till grid, the Eade 8 showing, the south shore and the islands on Corvette Lake, the north part of the main grid, the extensions of the Marco Zone, and the Matton showing.

Of the 207 samples sent to the laboratory, 17 outcrop samples (Table 2) yielded grades above 100 ppb Au (<1680 ppb Au), whereas two boulder samples (Table 3) returned values above 100 ppb Au (<1980 ppb Au).

As for base metals, only one sample yielded a significant Cu value, at 7.86% (171279). The sample is from a mineralized pegmatite hosting a single 3-cm-thick veinlet of massive chalcopyrite, which at the time of sampling did not appear to have lateral extensions. This zone, hidden by mossy vegetation, was discovered with the Beep-Mat.

Table 2. Best grades obtained from the mineralized outcrops, NAD27, zone 18.

Outcrop	Sample	AUPPB	% Cu	Length	Lithology	Alteration	Mineralization	UtmEast	UtmNorth
LG-CE-09-082	**171069**	389			M4	Si+		550335	5914033
AM-CE-09-006	**171075**	122			V1D	Si+	PO	573825	5905895
LG-CE-09-096	**171080**	**1510**			V2J		2PO	575412	5905983
LG-CE-09-087	**171094**	154		1m	V1D	SR+ Si+	8PO 5PY AS	573750	5905898
LG-CE-09-087	**171095**	**1300**		1m	V1D	SR+	2PO PY AS tr	573750	5905898
LG-CE-09-087	**171096**	**1680**		1m	V1D	SR++Si+	8PO 5PY 2AS	573750	5905898
LG-CE-09-087	**171097**	145		1.5m	V1D	Si++ SR++	5PY 2PO Astr	573751	5905902
MC-CE-08-072	**171098**	**960**		1.2m	M4	Si++	2PO PYAS tr	573710	5905907
PS-CE-09-027	**171116**	285			S9D		PYPO tr	532591	5913665
IR-CE-09-045	**171163**	368			S9B		PY<10%	571891	5908288
IR-CE-09-101	**171182**	**550**			S9D		PY tr	545949	5914770
IR-CE-09-173	**171199**	307			S3		PY<5	546096	5914858
LG-CE-09-172	**171212**	135			M20		2PO	545769	5913546
PS-CE-09-130	**171279**	52	**7.86**		I1G		3CP	546631	5913753
IR-CE-09-195	**171357**	199			V1		PO AS tr	570315	5908470
IR-CE-09-195	**171358**	210			V3B		2PO	570315	5908470
IR-CE-09-195	**171359**	434			V1		PO AS tr	570315	5908470
IR-CE-09-195	**171360**	**650**			V3B		5PO 2PY	570315	5908470

The distribution of samples across the volcano-sedimentary belt (see Map 2 to 6, in pocket), shows that the area west of Corvette Lake contains 5 outcrop samples with gold values (<550 ppb Au), one copper-bearing sample (7.86% Cu) and one gold-bearing boulder (368 ppb Au). All of these gold-bearing samples consist of sedimentary rocks: iron formations, wackes and strongly metamorphosed sediments (paragneiss and metatexite).

Table 3. Best grades obtained from the mineralized boulders, NAD27, zone 18.

Boulder	Sample	Auppb	Lithology	Alteration	Mineralization	Comment	UtmEast	UtmNorth
LG-CE-09-005	**171054**	**368**	S9D	Si+	8PO 2PY CP tr	Magnetic&conductor, ang, 0.3x0.3x0.5m	525915	5912471
ERV-CE-09-003	**171208**	**1980**	S2		15AS PY	±Mag,subrounded, 0.2x0.2x0.5m	571639	5908660

East of Corvette Lake, we have 11 gold-bearing samples (<1680 ppb Au) from outcrops, plus one boulder (1980 ppb Au). Almost all of these samples consist of mafic to felsic volcanic rocks, except for two samples, one channel and one float, collected in sedimentary facies.

The IP anomalies located north of the main grid were one of the priority target areas. Most of the latter were explained by small rusty sulphide-bearing zones in mafic and intermediate volcanic rocks or by iron formations. Samples collected over these IP anomalies yielded no significant gold grades. Only one sample (171163), from an oxide-facies iron formation, yielded a low-grade gold anomaly, at 368 ppb Au. The iron formation contains 10% disseminated and veinlet pyrite.

The most promising boulder sample graded 1980 ppb Au and contains 15% arsenopyrite and 1% pyrite mineralization. This float was found in the north part of the main grid, on Line 18E. The boulder is fairly small and subrounded, which suggests its source could be located beyond the property limits.

The Matton showing (Map 1, in pocket) was channel sampled over 4.5 m length; samples yielded grades of 745 ppb Au / 4.5 m, including 1490 ppb Au / 2.0 m. Gold is associated with subhorizontal quartz stockworks hosting <8% pyrrhotite, <5% pyrite, and <2% arsenopyrite. This showing is associated with a strong IP anomaly in mafic to felsic lavas, which follows the contact with migmatized Laguiche sediments. The mineralized zone appears to fade quickly on outcrop. About 40 m west of the showing, a second channel sample was collected in a thin paragneiss band, and yielded 491 ppb Au / 2.4 m, including 960 ppb Au / 1.2 m. This paragneiss is silicified and mineralized with 2% pyrrhotite and trace pyrite-arsenopyrite.

About 1.6 km east of the Matton showing, a new 10-cm rusty horizon with 2% pyrrhotite, in an andesitic unit, graded 1510 ppb Au. We have very little information from this area at this time.

12.2. Till survey

As a complement to the prospecting campaign and to continue the till survey, 43 till samples (15 kg) were taken in the western part of the property and south of Corvette Lake (Map 1, in pocket). They were located down-ice inside the volcano-sedimentary belt. Some samples were also taken in Laguiche paragneisses. The gold grain counts obtained this year are generally low, with an average of 2 gold grains per sample. The best result is 7 grains (CE-09-037) located south of Corvette Lake. Only one pristine gold grain (CE-09-038) was observed in the 43 samples. All the HMC taken from till samples were assayed for gold by ICP. The assays returned only one sample >0.500 ppm Au, at 0.514 ppm Au (CE-09-045).

12.3. Trenches

Using a small hydraulic shovel, we excavated four small trenches on the Eade-Till grid and the main grid. We collected 69 channel samples that were assayed for gold and 31 elements; a few samples were analyzed for major elements. Channel samples were generally 1 m long, for a total of 64.4 m of channels. Trenches range from 13 to 27 m in length, and are less than 3.5 m wide.

12.3.1 Eade-Till grid (Fig. 4 and 5)

Two trenches (TR-CE-09-001 and 002) were excavated on either side of drill hole CE-07-66 on the IP anomaly located just north of the drill hole, in order to locate the gold source responsible for the 113 gold grains found in till sample CE-06-001. Drill hole CE-07-66 successfully explained the IP anomaly to the south but failed to locate the source of gold in the till.

These two trenches did not yield significant grades for gold (<43 ppb Au) or base metals. The source of gold in the till has not yet been identified in this area. We did uncover in trench 001 a weak silver anomaly with a grade of 1.63 g/t Ag / 7.0 m. Units observed in these trenches consist of wackes metamorphosed into paragneisses, with or without garnet. Sulphides are generally present in trace amounts, sometimes reaching 2% pyrite. The low sulphide content is insufficient to explain the presence of IP anomalies.

12.3.2 Main grid (Fig. 6 and 7)

The last two trenches (003 and 004) were excavated along the eastern extension of the dacite unit that hosts the Marco Zone. In these trenches, no IP anomaly is associated with the dacite.

The two trenches did not yield significant grades for gold (<19 ppb Au) or base metals. Trench 003 was excavated on former outcrop EH-04-058, next to a small cliff. The unit begins with a felsic polygenic block-lapilli tuff, which becomes progressively deformed southward, similar to the rocks at the Marco Zone. Sulphides are present in trace amounts, locally up to 4% pyrite and pyrrhotite. No arsenopyrite was observed, and assay results confirm this observation (<10 ppm As). The following types of alteration are observed: EP+, HM+, CL+, CC+, FK. The rock is moderately magnetic and contains up to 30% cm-scale leucosomes and 10 to 15% garnet in cm-scale layers with amphibole.

Trench 004 was excavated on a new outcrop located 320 m southeast of trench 003. The unit is a deformed felsic lapilli tuff that exhibits the same types of alteration as in trench 003, albeit less pronounced. Less than 40% leucosomes are observed, with <10% garnet. The rocks are strongly magnetic over 5 m width. The outcrop was discovered with the Beep-Mat. Sulphides are present in trace amounts; arsenopyrite is notably absent. Tourmaline was observed in sample 171045.

ITEM 13 DRILLING

This section is not applicable to this report.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2009 program were sent for quantitative elemental concentration assay to Laboratoire Expert Inc., Rouyn-Noranda (Quebec) and Activation Laboratories Ltd, Ancaster (Ontario). Samples have been collected at the bedrock surface with a hammer. Rocks collected have been located with the use of a GPS instrument.

All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Geonordic Technical Services. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the Laboratoire Expert Inc. (Rouyn-Noranda, Quebec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then shipped by airplane to Cargair then loaded on pick-up truck for transport to Rouyn-Noranda where the Geonordic Technical Services personnel delivered them to the Laboratoire Expert Inc. sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the Laboratoire Expert Inc. preparation laboratory in Rouyn-Noranda to >70% passing 2 mm. A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh). From each such pulp, a 100-g sub-sample was obtained for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Most of the sample were analysed for gold only by fire assay using 30 grams of pulp, with a detection limit of 5ppb. All values over 500ppb were re-assayed by fire assay and gravimetric finish.

The samples taken at surface during the prospection were analyzed for gold by the same method and for 31 other elements, including Ag, Cu and Mo, by plasma (scan ICP-EOS) following an extraction by aqua regia. Some samples were taken for whole rock assays by plasma (ICP 4B) to confirm their composition and lithological name. The pulp of the samples analysed by plasma were send by Laboratoire Expert Inc. to Activation Laboratories Ltd, who performed those assays at their Ancaster (Ontario) facilities.
The WRC (Whole-Rock) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetry method applied after heating at 1000°C.

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards sent for analysis. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

Neither contamination nor analytical accuracy problem have been detected in the assays performed on the samples of the Corvet Est property in 2009 (table 4).

Table 4. Standard and blank of the 2009 field work.

Samples	Blank (<5ppb)	OXE42 (0.610 g/t)	OXL51 (5.850 g/t)	SJ22 (2.604 g/t)	SN26 (8.543 g/t)	SE19 (0.583 g/t)	SE29 (0.597 g/t)
171409				2.610			
171410	<5						

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The bedrock on the Corvet Est property consists in a volcano-sedimentary belt thrust onto the Laguiche Group (migmatized paragneiss). The belt is generally composed of basalt and wacke with minor iron formations, ultramafic dykes and conglomerate. The exception is in the area southeast of Corvette Lake where we have an important quantity of felsic to intermediate tuffs and flows. The discovery of the Marco Zone, Contact Zone, Eade Till (30 km to the west), Eade-5 (44 km to the west) and Virginia's Poste Lemoyne gold deposit are ample proof that the major lithological contact between the Laguiche sediments and the La Grande greenstone belt is the site of structural deformation, fluid circulation and gold occurrences.

The mineralization of the Marco Zone has been followed on outcrops, trenches and in drill holes over a strike length of 2 km, over a true width of 1.8 to 40 m, with grades from 1 to 10 g/t Au. In the eastern part, the mineralization and alteration are fading in new outcrops (DT-CE-08-135). Samples returned no significant grades for gold. In the western part, the Marco Zone does not outcrop west of trench TR-CE-04-018 but we found in 2008 six boulders down-ice that are suggesting a western extension. Boulder samples graded up to 4.22 g/t. The discovery of Marco-type alteration in trenches TR-CE-09-003 and 004 prompted us to resample drill hole CE-04-037 at three different depths. These samples were then analyzed for major elements. Two of the samples were revealed to be dacites, which changed the geological interpretation for the area, extending by some 860 m toward the southeast the dacitic unit, to Line 52E on outcrop CP-05-090. Consequently, the dacitic unit has now been traced over at least 4 km strike length, from Line 13E to Line 52E.

The Contact Zone is located at the faulted contact between the volcano-sedimentary belt and migmatized paragneisses of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and occasionally in the highly deformed paragneiss. Interesting gold values have been obtained all along this contact, which is exposed for about 5 km, but the width is often just about 1 m. In drilling, hole CE-04-14 has a wider intersect than usual: 11.82 g/t Au over 4.75 m. Although the Contact Zone is an extensive gold-bearing structure, no economic bodies have been defined yet despite all the work done on it so far.

Eade 5 is located in the western part of the property, 44 km west of the Marco Zone. The best result obtained in outcrop is 3.08 g/t Au over 1.0 m in a silicified wacke with 2-3% arsenopyrite and traces of pyrite. In 2007, hole CE5-07-67 was drilled to investigate the main showing and a coincident IP anomaly and returned 0.69 g/t over 1.0 m. In 2009, the strong IP anomaly located north of the drill hole was sampled and explained. The anomaly is due to a silicate-facies iron formation that yielded no significant gold values. The IP anomaly to the south could not be explained however since it is covered by overburden; on surface, this anomaly corresponds to a topographic contact consisting of a sandy hill and a wetland.

The Eade Till area is located 30 km west of the Marco Zone. All the anomalous till samples (up to 113 gold grains) lie in a small area of 200 m by 500 m. In 2007, a drill hole (CET-07-66) targeted an IP anomaly up-ice from anomalous till samples. Only slight anomalous gold was found in an arkosic rock unit. Several outcrops were found in the northern part of the grid where IP anomalies are strong. Samples returned less than 103 ppb Au. The southern part of the grid is not outcropping and all the IP anomalies are weak. All IP anomalies on the Eade-Till grid were covered by prospecting. Anomalies to the south of the baseline correspond, as at Eade 5, to a topographic contact, with a depression in sandy deposits and a wetland. The new trenches, TR-CE-09-001 and 002, excavated north of the drill hole, failed to explain the IP anomaly and yielded no significant gold values. We did discover in these trenches glacial striations trending 010°-190°, indicating that the gold source may come from the south, under the glacial outwash plain.

Eade 8 is located 28 km west of the Marco Zone in the northern part of the belt. The best assay returned 1.47 g/t Au in a 2-m-thick shear zone in a silicified wacke injected with several quartz veinlets. Mineralization is composed of 5% disseminated arsenopyrite. A return visit in this area in 2009 failed to extend the zone but we did uncover a new silicate-facies iron formation about 100 m to the northeast. One sample graded 550 ppb Au.

The Matton showing is located 2.3 km southeast of the Marco Zone in intermediate volcanic rocks. The two best grab samples are 2.02 and 3.70 g/t Au taken 40 m apart. The showing was channel sampled over 4.5 m length; samples graded 745 ppb Au / 4.5 m, including 1490 ppb Au / 2.0 m. Gold is associated with subhorizontal quartz stockworks that host up to 15% sulphides. This showing is associated with a strong IP anomaly in mafic to felsic rocks that follow the contact with migmatized Laguiche sediments. To date, this area has been thoroughly covered by fieldwork. A drill hole is required to assess the showing at depth, as well as the related IP anomaly.

Mapping and prospecting work to the south of Corvette Lake and on its islands did not uncover new outcrops in the glacial outwash plain. Even with the small hydraulic shovel used during the till survey, we were unable to reach the bedrock. This means that we still have a 2 x 6 km area with no outcrop exposure.

ITEM 22 RECOMMENDATIONS

Since the discovery in 2003 of the Contact and Marco zones, we have performed numerous field campaigns using various exploration methods on the Corvet Est project. A total of 3,597 samples from outcrops, trenches, and float were collected over the entire property. To date, the Contact and Marco Zones represent the two most important areas that contain the largest number of gold-bearing samples. In recent years, despite sustained efforts, we have not found a new gold target that would enable us to refocus the project on a third zone.

We know that many areas, such as to the south of Corvette Lake or south of the Eade-Till grid, have no outcrops due to a thick cover of unconsolidated deposits and in these areas, traditional prospecting methods are ineffective. At this time, we do not recommend further reconnaissance work for the coming summer. The entire project should be reviewed in a new light, to determine if something has been overlooked, which could help reorient the project in a new direction.

We recommend a drilling program (see Table 5) on the Marco Zone (see Map 7, in pocket) to test the depth extension of the two ore shoots visible on the longitudinal section, to continue drill-testing along the extensions and between the two ore shoots to complete our assessment of the zone. During a field visit this past summer, we noticed that mineral lineations in the two ore shoots appear to converge toward a common point, indicating the possibility of a junction at depth. We also recommend one drill hole under the Matton showing to assess its potential, the Contact Zone, and the related IP anomaly.

A budget of CA$1,228,239 is proposed for the next exploration program in 2010:

Budget CE 2010	Drilling
Salaries	$129,063
Transportation	$416,022
Lodging and food	$79,075
Contract	$490,907
Field expenditures	$24,228
Assays	$33,957
Contingency	$54,989
Total:	CA$1,228,239

Table 5. Drilling proposal 2010.

	Target ID (refer to map)	Priority	Target (see longitudinal section Marco Zone)	Line / Station	AZ	Dip	Proposed Length (m)	Remark
Marco zone	A	1	(-)200m	19E / 15+25N	210	-67	**820**	West ore shoot, under hole CE-07-63
	B	1	(-)250m	25+50E / 15+25N	210	-67	**900**	East ore shoot, west of CE-08-74
	C	1	(-)250m	23E / 16+05N	210	-67	**900**	Under hole CE-06-48
	D	1	0m	14+50E / 13N	210	-65	**530**	±Under hole CE-07-65
	F	2	(+)200m	13E / 11+50N	210	-50	**350**	Under hole CE-08-68
	G	2	(+)360m	9E / 10+50N	210	-50	**230**	Marco west extension
	J	2	(+)150m	30+25E / 11+40N	210	-65	**360**	Under holeCE-05-45
Matton showing	H	3		51E / 9+70N	210	-50	**150**	Matton showing 1.49 g/t Au / 2.0m channel sampling + IP anomaly and zone contact
					Total :		**4 240**	

ITEM 23 REFERENCES

Chénard D., 2005 – Lac Eade : Summer 2004 geological reconnaissance. Virginia Gold Mines Inc. 16 pages.

Ciesielski, A., 1984 – Géologie de La Grande Rivière (Chisasibi – LG-3), sous-province de la Baie James, Québec. Geological Survey of Canada, Open File Map 379.

Crevier M., 1979 – Levés géologiques, géochimique et radiométrique, projet 701-1378-41. Société de Développement de la Baie James; GM-38183, 36 pages.

Eade K.E., 1966 – Fort George River and Kaniapiskau River (west half) map-areas, New Québec. Geological Survey of Canada; paper 339, 120 pages.

Gauthier M., Larocque M. and Chartrand F., 1997 – Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James. Ministère des Ressources naturelles; MB 97-30, 65 pages.

Gleeson C.F., 1975 – Report on Lake Sediments Geochemical Survey – 1975 Areas "A" and "B". Société de Développement de la Baie James.

Hocq M., 1985 – Géologie de la région des lacs Campan et Cadieux, territoire du Nouveau-Québec. Ministère de l'Énergie et des Ressources; ET 83-05, 178 pages.

Larose P.Y., 1978 – Projet : Vérification d'anomalies géochimiques Permis SDBJ # 3. Société de Développement de la Baie James.

Mouge P., Paul R., 2005 – Levé de gradiométrie magnétique héliportée «Helimager» sur la propriété du Lac Eade (Baie James, Québec, Canada). 13 pages.

Oswald R., 2004 – Technical report and recommendations, 2003 work campaign and winter 2004 drilling program, Corvet Est property, Quebec. Virginia Gold Mines Inc.

Oswald R., 2009 – Technical Report on Summer 2008 FieldWork, Corvet Est project, Quebec. Virginia Gold Mines Inc – Goldcorp inc, february 2009, 53 pages.

Otis M., 1975 – Projet de géochimie de lacs (lacVillage). Société de Développement de la Baie James.

Ouellette J-F., 2008 – Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Quebec. Virginia Mines Inc. 27 pages.

Perry C., 2005 – Technical report and recommendations, summer-autumn 2004 exploration program, Corvet Est property, Quebec. Virginia Gold Mines Inc. 32 pages.

Perry C., 2006 – Technical Report on Summer 2005 Reconnaissance and Drilling Program, Corvet Est and Lac Eade Projects, Québec. Virginia Gold Mines Inc. 28 pages.

Perry C., 2007 – Technical Report on Summer 2006 Reconnaissance and Drilling Program, Corvet Est Project, Québec. Virginia Mines Inc. 34 pages.

St-Hilaire C., 1998 – Levé électromagnétique et magnétique héliporté, Bloc lac Corvet Est,Région de La Grande Rivière, 19 pages.

Savard M., 2004 – Propriété Corvet Est, ''Sao Porphyry'', Note de service octobre 2004. Mines d'Or Virginia, 3 pages.

Sharma K.N.M., 1977a – Région de la Grande Rivière. Ministère des Richesses Naturelles; RG-184, 75 pages.

Sharma K.N.M., 1977b – La Grande Rivière area (projet 1976 project). Ministère des Richesses naturelles; DPV-493, 18 pages.

Sharma K.N.M., 1978 – La Grande Rivière area (projet 1977 project). Ministère des Richesses naturelles; DPV-558, 32 pages.

Sharma K.N.M., 1996 – Légende générale de la carte géologique. Ministère des Richesses naturelles, Sigéom; MB-96-28, 89 pages.

Simoneau P., Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 8 pages.

Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 9 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue Montreal (Quebec), H1A 4M5, and hereby certify that:

I am currently a project geologist of Services Techniques Geonordic Inc. (STG), 1045 Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université de Montréal in Montreal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist in 1987 to 1997 and since 2003 for Geonordic.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Corvet Est in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Corvet Est project between 2003 – 2005, 2008 and 2009.

I participated in the summer exploration program 2009. I wrote and supervised the preparation and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 28th day of January 2010.


"Robert Oswald"

Robert Oswald, B.Sc., P. Geo.

ITEM 26 ILLUSTRATIONS
TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca